SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 18, 2013

Commission File No. 001-34104

NAVIOS MARITIME ACQUISITION CORPORATION

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On September 11, 2013, Navios Maritime Acquisition Corporation (“Navios”) issued a press release announcing (i) a registered direct offering of 12,987,013 shares of its common stock (the “Registered Shares”) at $3.85 per share, representing gross proceeds of approximately $50.0 million and (ii) a private placement to Navios Maritime Holdings Inc. (“Navios Holdings”) of 12,987,013 shares of its common stock (the “Private Placement Shares”) at $3.85 per share, representing gross proceeds of $50.0 million. A copy of the press release is furnished as Exhibit 99.1 to this report and is incorporated herein by reference.

On September 11, 2013, Navios entered into a Placement Agency Agreement with RS Platou Markets, Inc., as manager for the placement agents identified therein, in connection with the registered direct offering of the Registered Shares (the “Placement Agency Agreement”). On or about September 11, 2013, Navios entered into subscription agreements with the investors purchasing Registered Shares in the registered direct offering. A copy of the Placement Agency Agreement and the form of subscription agreement are filed as Exhibits 1.1 and Exhibit 99.2 hereto, respectively, and are incorporated herein by reference. In addition, a copy of the opinion of Reeder & Simpson P.C. with respect to the issuance of the Registered Shares is filed as Exhibit 5.1 as part of this report.

On September 16, 2013, Navios entered into (i) a Securities Purchase Agreement with Navios Holdings, in connection with the issuance of the Private Placement Shares (the “Securities Purchase Agreement”); and (ii) a Registration Rights Agreement with Navios Holdings (the “Registration Rights Agreement”), providing Navios Holdings with standard demand and piggy back registration rights for the Private Placement Shares. A copy of the Securities Purchase Agreement and the Registration Rights Agreement are filed as Exhibits 10.1 and 10.2, respectively, hereto

On September 16, 2013, Navios issued a press release announcing the closing of (i) the registered direct offering of the Registered Shares at $3.85 per share, raising gross proceeds of approximately $50.0 million and (ii) the private placement of the Private Placement Shares at $3.85 per share, raising gross proceeds of $50.0 million. A copy of the press release is furnished as Exhibit 99.3 to this report and is incorporated herein by reference.

This Report is hereby incorporated by reference into Navios Acquisition’s Registration Statements on Form F-3, File Nos. 333-169320 and 333-170896.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME ACQUISITION CORPORATION

By:	/s/ Angeliki Frangou
Angeliki Frangou Chief Executive Officer Date: September 18, 2013

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Placement Agency Agreement dated September 11, 2013

5.1	Opinion of Reeder & Simpson P.C. dated September 16, 2013

10.1	Securities Purchase Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.

10.2	Registration Rights Agreement, dated September 16, 2013, between Navios Maritime Acquisition Corporation and Navios Maritime Holdings Inc.

99.1	Press Release dated September 11, 2013

99.2	Form of Subscription Agreement

99.3	Press Release dated September 16, 2013